UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

10.29.2014

Results January – September 2014

BBVA lifts profits from ongoing

operations by 43%

•	Income: Net interest income between July and September was the highest since 2012, registering year-over-year growth across all business areas

•	Risks: Positive trend continues. Excluding the real estate business, the BBVA Group’s NPA ratio came in at 4.3% (a drop of 30 basis points from a year ago), while the coverage ratio stood at 64%

•	Capital adequacy: According to the European banking assessment, BBVA would have a fully-loaded capital CET 1 ratio of 8.2% in the adverse scenario in 2016, making it one of the three big European banks to stand above the 8%. As of September 30, the fully-loaded core capital ratio stood at 10.1%

•	Digital: BBVA is accelerating its comprehensive transformation process to adapt to new customer demands

BBVA posted an attributable profit of €1.93 billion between January and September, 37.3% less than in the same period a year earlier, when it booked capital gains on the sale of non-strategic assets. Without taking into account such gains, net income from ongoing operations rose 43.2% year-over-year, totaling €2.28 billion.

“This set of earnings reflects the strength of our business model”, asserted BBVA President and COO Ángel Cano. “That same strength and our capital adequacy allow us to stand out among major European banks in the most challenging stress tests performed on the European financial sector to date.”

Net interest income – the best measure of the traditional banking business – between July and September was the Group’s highest since 2012: €3.83 billion (up 7.8% year-over-year) and it increased across all business areas compared to a year ago.

10.29.2014

Excluding the forex fluctuations, net interest income plus commissions and fees totaled €4.89 billion (up 15.7% year-over-year). Gross income in the third quarter grew 7.8% vs. the same period a year earlier, up to €5.16 billion. As usual, the bank has continued to apply its costs strategy region by region: it kept costs at bay in developed countries, while it supported expansion in emerging ones. As a result, operating income stood at €2.42 billion in the quarter (up 10.9%).

In the third quarter, BBVA earmarked €1.25 billion for loan-loss and real estate provisions, in line with the previous two quarters and clearly below the levels posted in 2013 (a quarterly average charge of €1.66 billion) and 2012 (a quarterly average charge of €2.36 billion).

The risk indicators continued the positive trend seen in the last few months. For the third straight quarter the NPA ratio improved, coming in at 4.3%, with a coverage ratio of 64%, both figures excluding the real-estate business. Taking into account all portfolios, the Group’s NPA stood at 6.1%, 28 basis points lower than at June 30. Total coverage increased to 63%. Furthermore, the balance of non-performing assets declined 7.9% compared to the end of September 2013, at current exchange rates.

As expected, BBVA passed the ECB comprehensive assessment. According to the exercise, BBVA would have a CET 1 ratio of 9.0% in the adverse scenario in December 2016, well above the minimum requirement (5.5%). This result implies that BBVA surpassed the test by a difference of €13.22 billion. According to the templates published by the European Banking Authority (EBA), BBVA would reach a fully-loaded capital CET 1 ratio of 8.2% in 2016 in the adverse scenario, becoming one of the three big European banks to exceed the 8%.

10.29.2014

Likewise, the core capital at the close of September 2014 showed a ratio of 11.7%. Based on fully-loaded criteria, the ratio would be 10.1%.

Gross lending to customers (€361.08 billion, up 1.1% year-over-year) remained at a similar level as a year before. In Spain and in the wholesale businesses in Eurasia, the total balance continued to fall, although at a slower pace. However, lending grew at double-digit rates year-over-year in South America, Mexico, Turkey and the United States. Furthermore, customer deposits (€329.61 billion, up 8.5% year-over-year) continued to grow across all the regions in which BBVA operates.

As for the Group’s digital transformation process, BBVA continued to adapt to customers’ new demands, amid an increased use of mobile devices and the arrival of new competitors. This is a comprehensive process: it covers everything from technological infrastructure to the distribution model, processes and products; it also includes changes in the corporate culture and a push to develop new digital businesses.

BBVA also undertook several social responsibility initiatives, such as the partnership with the OECD to add a section on financial literacy to the PISA report; the fourth edition of Momentum Project to support social entrepreneurship in Spain, Mexico and Peru; the creation of 6,600 jobs in Spain through the I Am Employment initiative; and a social policy that guarantees a house for BBVA customers who are having difficulty making their mortgage payments and are at risk of exclusion. Ángel Cano believes that “doing responsible banking is a permanent commitment to strengthening our role in society and restore confidence.”

Below, please find the key figures for each business area.

The banking activity in Spain saw a nascent recovery in loan demand, but it has not managed to turn around the average total balance, which fell 5.6%. Resources grew 11.1%. All margins registered a positive year-over-year performance during the quarter. Net interest income and commissions grew 10.8% to €1.32 billion, driven by the drop in deposit cost. Gross income grew 1.0%, while operating income was 5.9% higher, thanks to the drop in costs, which fell 3.7% (year-over-year) during the quarter and racked up a drop of 6.2% between January and September, compared with the same period a year earlier. The NPA ratio improved to 6.2% in September, with coverage of 44%, thanks to the drop in NPLs. This area earned €836 million (up 70.2%) in the first nine months of 2014.

The real estate business in Spain continued to reduce its net exposure to this sector, accumulating a drop of 8.9% since the end of last year. Between January and September, the bank sold 16,049 units (+10.2% year-over-year). The cumulative data up to September shows losses narrowed by 29.1% year-over-year, with a net result of €-598 million.

10.29.2014

To better explain the performance of the business areas with currencies other than the euro, the percentages changes described below refer to constant exchange rates.

United States posted double digit growth in lending and customer resources. The franchise’s risk indicators held steady and it earned €302 million (-2.3%).

Turkey was once again the driver in Eurasia, thanks to its buoyant activity and the earnings growth in the banking business. Between January and September, the area’s attributable profit totaled €471 million, 24.5% more than in the same period in 2013.

In Mexico, robust activity continued to grow over the first nine months of the year. In the third quarter, even though the economic recovery has not had a knock-on effect on the business, earnings increased at a double-digit vs. the same period in 2013. BBVA beat once again its peers in Mexico in terms of efficiency, profitability and risk management. This business area contributed €1.35 billion (up 11.5%) to the BBVA Group’s cumulative results.

South America saw an intense business activity. The area boosted earnings, with rates above 20%, especially net interest income and commissions. The Andean region once again positioned itself as the main business driver. South America’s attributable profit for the first nine months rose 14.5% year-over-year, totaling €755 million.

Contact details:

BBVA Corporate Communications

Tel. +34 91 374 40 10

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: http://press.bbva.com/

10.29.2014

BBVA Group Highlights

(Consolidated figures)

	30-09-14	Δ%	30-09-13	31-12-13
Balance sheet (million euros)
Total assets	637,699	5.0	607,200	599,517
Loans and advances to customers (gross)	361,084	1.1	356,986	350,110
Deposits from customers	329,610	8.5	303,656	310,176
Other customer funds	114,630	20.5	95,161	99,213
Total customer funds	444,240	11.4	398,817	409,389
Total equity	48,389	2.1	47,378	44,850
Income statement (million euros)
Net interest income	10,868	0.1	10,853	14,613
Gross income	15,592	(3.0)	16,075	21,397
Operating income	7,546	(2.3)	7,726	10,196
Income before tax	3,085	49.1	2,069	2,750
Net attributable profit	1,929	(37.3)	3,077	2,228
Data per share and share performance ratios
Share price (euros)	9.55	15.6	8.26	8.95
Market capitalization (million euros)	56,228	18.9	47,283	51,773
Net attributable profit per share (euros)	0.33	(38.6)	0.54	0.39
Book value per share (euros)	7.99	(5.6)	8.46	8.00
P/BV (Price/book value: times)	1.2		1.0	1.1
Significant ratios (%)
ROE (Net attributable profit/average equity)	5.6		9.2	5.0
ROTE (Net attributable profit/average tangible equity)	6.5		11.4	6.0
ROA (Net income/average total asets)	0.50		0.79	0.48
RORWA (Net income/average risk-weighted assets)	0.90		1.49	0.91
Efficiency ratio	51.6		51.9	52.3
Risk premium	1.25		1.67	1.59
NPA ratio	6.1		6.7	6.8
NPA coverage ratio	6.3		60	6.0
Capital adequacy ratios (%)(1)
Core capital	11.7		11.4	11.6
Tier I	11.7		11.5	12.2
BIS II Ratio	14.9		13.6	14.9
Other information
Number of shares (millions)	5,887	2.8	5,724	5,786
Number of shareholders	947,901	(3.3)	980,481	974,395
Number of employees(2)	108,920	(3.9)	113,293	109,305
Number of branches(2)	7,362	(3.0)	7,588	7,420
Number of ATMs(2)	21,566	6.3	20,282	20,415

Memorandum Item: this quarterly information has not been audited The consolidated accounts or the BBVA Group have been drawn up according to the international Financial Reporting Standards (IFRS) adopted by the European Union and in accordance with Bank of Spain Circular 4/2004 and with its subsequent amendments. As regards the stake in the Garanti Group, the information is presented as in previous periods and consolidated in proportion to the percentage of the Groups stake. See pages 47 and 48 for the reconciliation of the BBVA Groups financial statements.

(1)	The capital ratios in 2014 have been calculated under the Basel III in phased in regulations. For previous periods, the calculation was done in accordance with the Basel II regulations in force at the time.
(2)	Excluding Garanti.

Information about the net attributable profit (excluding results from corporate operations)(1)	30-09-14	Δ%	30-09-13	31-12-13
Net attributable profit	1,929	91.2	1,009	1,405
Net attributable profit per share (euros)	0.33	873	0.18	0.25
ROE	5.6		3.0	3.1
ROTE	6.5		3.7	3.8
ROA	0.50		0.34	0.35
RORWA	0.90		0.65	0.66

(1)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains from the sale of BBVA Panama; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Span; the equity accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement conducted with the CITIC Group, which included the sale of 5.1% or CNCB.

10.29.2014

Consolidated income statement: quarterly evolution(1)

(Million euros)

	2014			2013
	3Q	2Q	IQ	4Q	3Q	2Q	IQ
Net Interest income	3,830	3,647	3,391	3,760	3,551	3,679	3,623
Net fees and commissions	1,111	1,101	985	1,139	1.114	1,126	1,052
Net trading income	444	426	751	609	569	630	719
Dividend income	42	342	29	114	56	176	19
Income by the equity method	31	16	(14)	53	9	11	(1)
Other operating income and expenses	(234)	(215)	(90)	(353)	(113)	(153)	7
Gross income	5,223	5,317	5,051	5,321	5,186	5,470	5,419
Operating expenses	(2,770)	(2,662)	(2,613)	(2,852)	(2,777)	(2,814)	(2,758)
Personnel expenses	(1,438)	(1,359)	(1,375)	(1,423)	(1,452)	(1,454)	(1,458)
General and administrative expenses	(1,037)	(1,017)	(959)	(1,134)	(1,042)	(1,080)	(1,025)
Depreciation and amortization	(296)	(286)	(279)	(295)	(283)	(279)	(276)
Operating income	2,453	2,655	2,438	2,469	2,410	2,656	2,661
Impairment on financial assets (net)	(1,142)	(1,073)	(1,103)	(1,210)	(1,854)	(1,336)	(1,376)
Provisions (net)	(199)	(298)	(144)	(196)	(137)	(130)	(167)
Other gains (losses)	(136)	(191)	(173)	(382)	(198)	(172)	(287)
Income before tax	976	1,092	1,017	682	221	1,017	831
Income tax	(243)	(292)	(273)	(114)	(13)	(261)	(205)
Net income from ongoing operations	733	800	744	568	208	756	626
Results from corporate operations	—	—	—	(1,245)	160	593	1,315
Net income	733	800	744	(677)	368	1,349	1,941
Non-controlling interests	(132)	(95)	(120)	(172)	(172)	(202)	(206)
Net attributable profit	601	704	624	(849)	195	1,147	1,734
Net attributable profit (excluding results from corporate operations)(2)	601	704	624	396	35	554	420
Basic earnings per share (euros)	0.10	0.12	0.11	(0.14)	0.03	0.20	0.30
Basic earnings per share (excluding results from corporate operations) (euros)(2)	0.10	0.12	0.11	0.07	0.01	0.09	0.07

(1)	Pro forma financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Groups stake.
(2)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains from the sale or BBVA Panama; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in span; the equity accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement conducted with the CITIC Group, which included the sale of 5.1% of CNCB.

10.29.2014

Consolidated income statement (1)

(Million euros)

	Jan.-Sep. 14	Δ%	Δ% at constant exchange rates	Jan.-Sep. 13
Net interest income	10,868	0.1	13.1	10,853
Net fees and commissions	3,198	(2.9)	5.8	3,292
Net trading income	1,621	(15.5)	(7.6)	1,918
Dividend income	412	64.1	66.7	251
Income by the equity method	32	63.2	114.2	20
Other operating income and expenses	(539)	108.0	n.m.	(259)
Gross income	15,592	(3.0)	6.6	16,075
Operating expenses	(8,046)	(3.6)	4.1	(8,349)
Personnel expenses	(4,171)	(4.4)	2.6	(4,364)
General and administrative expenses	(3,014)	(4.2)	5.0	(3,147)
Depreciation and amortization	(860)	(2.6)	9.3	(838)
Operating income	7,546	(2.3)	9.4	7,726
Impairment on financial assets (net)	(3,318)	(27.3)	(24.3)	(4,566)
Provisions (net)	(642)	47.7	67.2	(434)
Other gains (losses)	(501)	(23.8)	(23.2)	(657)
Income before tax	3,085	49.1	108.2	2,069
Income tax	(808)	68.7	134.4	(479)
Net income from ongoing operations	2,277	43.2	100.3	1,590
Results from corporate operations	—	—	—	2,068
Net income	2,277	(37.7)	(28.6)	3,657
Non-controlling interests	(348)	(40.1)	(23.4)	(580)
Net attributable profit	1,929	(37.3)	(29.4)	3,077
Net attributable profit (excluding results from corporate operations) (2)	1,929	91.2	182.3	1,009
Basic earnings per share (euros)	0.33			0.54
Basic earnings per share (excluding results from corporate operations) (euros) (2)	0.33			0.18

(l)	Pro forma financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity-accounted earnings from CNCB (excluding dividends), together with the effect or the mark-to-market valuation of BBVA’S stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 5.1% or CNCB.

10.29.2014

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is focused on high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 29, 2014	By:	/s/ María Angeles Peláez Morón

	Name:	María Angeles Peláez Morón
	Title:	Chief Accounting Officer